Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2014 and 2013

(Unaudited – Expressed in thousands of United States dollars, except for per share and per ounce amounts)

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at June 30, 2014 and December 31, 2013
(Unaudited - Expressed in thousands of United States dollars)

	Notes	2014	2013
Assets
Current
Cash and cash equivalents	5	$29,187	$27,077
Accounts receivable	6	1,141	30,197
Other financial assets	7	35,006	153
Inventory	8	30,330	36,584
Prepaid expenses		1,838	1,389
IGV receivable		26,152	23,996
Total Current Assets		123,654	119,396

Restricted cash	9	5,039	4,027
Plant and equipment, net	10	140,726	131,394
Mineral properties and development costs, net	11	100,600	99,301
Deferred tax asset		4,929	4,498
Total Assets		$374,948	$358,616

Liabilities
Current
Accounts payable and accrued liabilities	12	$45,826	$55,826
Taxes payable	13	2,216	3,200
Deferred revenue	14	2,297	8,040
Derivative liability	14	183	734
Short term debt	15	3,539	3,446
Total Current Liabilities		54,061	71,246

Accounts payable and accrued liabilities	12	1,500	3,001
Asset retirement obligation	16	23,454	22,728
Total Liabilities		79,015	96,975

Equity
Share capital	17	141,234	141,115
Share option and warrant reserve	17	12,564	11,998
Translation reserve		11,070	4,522
Retained earnings		131,065	104,006
Total Equity		295,933	261,641
Total Liabilities and Equity		$374,948	$358,616

Subsequent events (Note 22)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

“Alex Black”	Alex Black	“Ram Ramachandran”	Ram Ramachandran

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET INCOME AND COMPREHENSIVE INCOME
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2014	2013	2014	2013

Sales	18	$67,295	$63,859	$132,383	$122,019
Cost of sales		(31,180)	(36,712)	(66,118)	(65,905)
Amortization		(6,844)	(5,671)	(14,612)	(16,670)
Gross profit		29,271	21,476	51,653	39,444

General and administrative expenses	19	(3,004)	(1,416)	(4,283)	(2,710)
Exploration and evaluation expenses		(1,364)	(2,028)	(1,943)	(3,752)
Operating earnings		24,903	18,032	45,427	32,982

Unrealized gain on derivative liability	14	252	279	551	1,012
Loss on settlement of Prepayment	14	-	(5,427)	-	(5,427)
Accretion of asset retirement obligation	16	(397)	(386)	(795)	(773)
Captive insurance expenses		(167)	(173)	(289)	(342)
Foreign exchange loss		(378)	(3,197)	(613)	(3,225)
Other income (loss)		69	94	(23)	93
Income before income taxes		24,282	9,222	44,258	24,320

Provision for current income taxes		(10,062)	(6,471)	(18,609)	(13,933)
Provision for deferred income taxes		930	(5,980)	1,410	(5,532)
Net income (loss)		$15,150	$(3,229)	$27,059	$4,855

Other comprehensive income, net of tax:
Mark-to-market on available-for-sale securities	7	6,548	-	6,548	-
Comprehensive income (loss)		$21,698	$(3,229)	$33,607	$4,855

Basic earnings (loss) per share		$0.09	$(0.02)	$0.15	$0.03
Diluted earnings (loss) per share		$0.09	$(0.02)	$0.15	$0.03
Weighted average number of shares outstanding
Basic		176,999,111	175,896,122	176,936,853	175,873,171
Diluted		177,599,741	175,896,122	177,629,517	179,029,160

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2014	2013	2014	2013

Operating activities
Net income (loss)		$15,150	$(3,229)	$27,059	$4,855
Reclamation expenditures	16	(54)	(242)	(69)	(305)
Items not affecting cash:
Amortization		6,852	5,679	14,630	16,687
Deferred revenue	14	(2,297)	(106)	(5,743)	(106)
Share-based compensation	19	302	583	603	1,166
Unrealized gain on derivative liability	14	(252)	(279)	(551)	(1,012)
Loss on settlement of prepayment agreement		-	5,427	-	5,427
Unrealized loss on other financial assets	7	2	389	5	591
Accretion expense	16	397	386	795	773
Deferred income taxes		(930)	5,980	(1,410)	5,532
Other		6	7	32	2
Changes in non-cash operating working capital	5	3,244	(21,776)	5,427	(11,822)
Net cash provided by operating activities		22,420	(7,181)	40,778	21,788

Financing activities
Proceeds from exercise of options and warrants	17	23	16	82	753
Partial settlement of prepayment agreement		-	(10,057)	-	(10,057)
Net cash provided by financing activities		23	(10,041)	82	(9,304)

Investing activities
Restricted cash	9	(1,012)	3	(1,012)	(1,849)
Mineral property expenditures	11	(1,030)	(4,723)	(2,514)	(9,725)
Purchase of plant and equipment	10	(11,106)	(12,141)	(21,424)	(26,059)
Proceeds on sale of equipment		-	-	-	16
Investment in other financial assets	7	(13,800)	-	(13,800)	(199)
Net cash used in investing activities		(26,948)	(16,861)	(38,750)	(37,816)

Increase (decrease) in cash and cash equivalents		(4,505)	(34,083)	2,110	(25,332)
Cash and cash equivalents, beginning of period		33,692	47,364	27,077	38,613
Cash and cash equivalents, end of period		$29,187	$13,281	$29,187	$13,281

See accompanying notes to the consolidated financial statements

Taxes payable (Note 13)
Supplemental cash flow disclosures (Note 5)

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars)

		Share Capital		Share Option	Other
				and Warrant	Comprehensive	Retained	Total
	Note	Shares	Amount	Reserve	Income	Earnings
Balance, December 31, 2012		175,536,962	$139,570	$10,242	$4,522	$73,248	$227,582
Issued on conversion of warrants	17	336,720	1,118	(417)	-	-	701
Issued on exercise of options	17	62,000	84	(32)	-	-	52
Share-based compensation	17	-	-	1,166	-	-	1,166
Net income		-	-	-	-	4,855	4,855
Balance, June 30, 2013		175,935,682	$140,772	$10,959	$4,522	$78,103	$234,356

Balance, December 31, 2013		176,767,682	$141,115	$11,998	$4,522	$104,006	$261,641
Issued on exercise of options	17	300,000	119	(37)	-	-	82
Share-based compensation	17	-	-	603	-	-	603
Mark-to-market on available-for-sale securities, net of tax	7	-	-	-	6,548	-	6,548
Net income		-	-	-	-	27,059	27,059
Balance, June 30, 2014		177,067,682	$141,234	$12,564	$11,070	$131,065	$295,933

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

1.	NATURE OF OPERATIONS

Rio Alto Mining Limited (“Rio Alto” or the "Company") is the parent company of a consolidated group. Rio Alto Mining Limited is incorporated under the laws of the Province of Alberta, with its registered office at Suite 1000 -250 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its head office at Suite 1950 - 400 Burrard Street, Vancouver, BC, V6C 3A6. The Company’s wholly-owned subsidiary La Arena S.A. (“La Arena”) owns the La Arena mineral project (“La Arena Project”) in Peru. The La Arena Project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide deposit (“Phase II”), and several exploration prospects. Phase I is in production and a feasibility study on the economic viability of developing Phase II is underway.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended and as at December 31, 2013, which are available at www.sedar.com.

The accounting policies used for the preparation of these condensed interim consolidated financial statements are the same as those expected to be used to prepare the consolidated financial statements for the year ended December 31, 2014.

These condensed interim consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the parent company and La Arena.

The Board of Directors approved these condensed interim consolidated financial statements on August 13, 2014.

3.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

When preparing interim financial statements, management makes a number of judgments, estimates and assumptions in the recognition and measurement of assets, including mineral properties, liabilities, income and expenses. Actual financial results may not equal the estimated results due to differences between estimated or anticipated events and actual events. The judgments, estimates and assumptions made in the preparation of these condensed interim consolidated financial statements were similar to those made in the preparation of the Company’s annual financial statements for the year ended December 31, 2013. The only significant exception is the estimate of the provision for income taxes, which is determined in these interim financial statements by using the estimated average annual effective income tax rates applied to the pre-tax income of the interim period.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the financial year ended December 31, 2013, except for the following disclosure requirements adopted in the current financial period:

IFRIC 21 Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company has evaluated the impact of IFRIC 21 and has determined that it has no material impact on its financial statements.

IAS 32 – Offsetting of financial instruments (“IAS 32”)

The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. The Company has evaluated the impact of IAS 32 and has determined that it has no material impact on its financial statements.

5.	SUPPLEMENTAL CASH FLOW INFORMATION

a.	Cash and cash equivalents, expressed in USD, include cash in bank accounts and term deposits as follows:

	June 30, 2014	December 31, 2013
United States dollars	$27,422	$23,705
Canadian dollars (i)	330	248
Peruvian Nuevo Sol (ii)	1,435	3,124
	$29,187	$27,077

i.	Canadian dollars of $352 was converted at a Canadian to US dollar exchange rate of 0.9367 (December 31, 2013 - $264 at 0.9402).
ii.	Peruvian Nuevo Sol (“Sol”) of 4,012 was converted at a Sol to US dollar exchange rate of 0.3577 (December 31, 2013 – 8,732 at 0.3578).

b.	Changes in non-cash operating working capital include the following:

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Accounts receivable	$8,654	$(7,112)	$29,056	$3,634
Inventory	1,822	2,014	4,905	(9,231)
Prepaid expenses	1,126	578	(449)	526
Accrued interest charges on debt	47	47	93	94
IGV	(7,393)	(6,224)	(2,156)	24,992
Accounts payable and accrued liabilities	(4,048)	(5,656)	(25,038)	6,777
Net taxes payable/receivable	3,036	(5,423)	(984)	(38,614)
	$3,244	$(21,776)	$5,427	$(11,822)

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

c.	Non-cash transactions included in the statements of cash flow were:

i.	Non-cash changes in inventory related to amortization for the three and six months ended June 30, 2014 were $(1,349) (2013 - $892) and $395 (2013 - $(817)), respectively.
ii.	Non-cash additions to mineral properties of nil (June 30, 2013 - $5,178) (Note 11).
iii.	Non-cash additions to investments in other financial assets were $13,531 for the three and six months ended June 30, 2014 compared to nil for the same periods in 2013.

Refer to Note 13 for tax payments made during the six month period ended June 30, 2014.

6.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	June 30, 2014	December 31, 2013
Trade receivables	$294	$29,571
Value-added tax receivable	32	10
Peru capital tax receivable	735	340
Other receivables	80	276
	$1,141	$30,197

7.	OTHER FINANCIAL ASSETS

Other financial assets consist of the following investments in Sulliden, Santa Barbara Resources Inc. (“Santa Barbara”) and Duran Ventures Inc. (“Duran”). These investments may be sold in the near term and are accounted for at fair value.

		Shares
		Santa		Duran
	Sulliden	Barbara	Duran	Warrants	Total
	(a)	(b)	(c)	(c)
December 31, 2012	-	-	478	117	595
Acquisition, February 5, 2013	-	199	-	-	199
Change in value to profit	-	(140)	(385)	(116)	(641)
December 31, 2013	$-	$59	$93	$1	$153
Acquisition, May 29, 2014	27,331	-	-	-	27,331
Change in value to profit	-	11	(23)	7	(5)
Change in value to other comprehensive income	7,527		-	-	7,527
June 30, 2014	$34,858	$70	$70	$8	$35,006

a.	Sulliden

On May 29, 2014, Rio Alto purchased 26,966,292 common shares of Sulliden Gold Corporation Ltd. (“Sulliden”), representing 8.6% of Sulliden’s common shares outstanding, from Agnico Eagle Mines Limited for cash consideration of $1.10 Canadian dollars (“CDN”) per common share for an aggregate purchase price of

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

approximately $27.3 million.

b.	Santa Barbara

In February 2013, the Company purchased 2,500,000 common shares of Santa Barbara at a price of CDN$0.08 per share, for total consideration of CDN$200.

c.	Duran

The Company holds 5,000,000 units of Duran. The units consist of one common share of Duran and one half of a Series A Warrant and one half of a Series B Warrant (the “Duran Units”).

A whole Series A Warrant may be converted into one common share upon payment of CDN$0.25 at any time until the date that is the earlier of (i) December 31, 2014, and (ii) the date that is thirty days after the date notice is given to Rio Alto that the common shares have closed at or above CDN$0.25 for a period of twenty consecutive trading days on the TSX Venture Exchange (the “TSXV”) so long as such period occurs after September 28, 2013. The 2,500,000 Series A Duran Ventures Warrants held by the Company that were set to expire on March 28, 2014, were modified to a revised expiration date of December 31, 2014.

A whole Series B Warrant may be converted into one common share upon payment of CDN$0.35 at any time until the date that is the earlier of (i) March 28, 2015 and (ii) the date that is thirty days after notice is given to Rio Alto that the common shares have closed at or above CDN$0.35 for a period of twenty consecutive trading days on the TSXV so long as such period occurs after September 28, 2014.

Rio Alto may earn up to a 70% interest in Duran’s Minasnioc Gold-Silver Property (“Minasnioc”) and a 65% interest in Duran’s Ichuña Copper-Silver Property (“Ichuña”). In order to complete its earn-in option for the Minasnioc and Ichuña properties, Rio Alto must convert 100% of the warrants included in the Duran Units.

Under the terms of the agreement all time periods set for specific performance by Rio Alto are extendable. Also under the agreement, Rio Alto has the option to acquire a 51% interest in Minasnioc within a three (3) year period by performing the work required to define a sufficient mineral resource to justify an economic assessment, and making a payment to Duran of $500. Rio Alto may earn an additional 19% interest in Minasnioc within the subsequent two (2) year period by preparing a feasibility study supporting a production decision and obtaining permits from the applicable Peruvian authorities for a production decision and by making a payment to Duran of $500.

Under the terms of the agreement, Rio Alto has the option to earn a 65% interest in Ichuña by incurring a total of $8,000 in exploration costs within a four (4) year period, which shall include a drill program of 8,000 metres and by making a payment to Duran of $500.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

8.	INVENTORY

Inventory consists of the following:

	June 30, 2014	December 31, 2013
Work-in-progress	$8,631	$6,297
Ore on leach pad	8,582	15,484
Ore in stockpile	5,450	6,048
Total mineral inventory	22,663	27,829
Consumable inventory	7,667	8,755
	$30,330	$36,584

The change in inventory recognized in income in the three and six months ended June 30, 2014 is $1,095 and $5,166, respectively (June 30, 2013 – $15, and $(7016) respectively).

9.	RESTRICTED CASH

Restricted cash consists of funds on deposit amounting to $5,014 (December 31, 2013 - $4,002) to secure a letter of credit in favour of the Ministry of Energy and Mines in Peru as a partial guarantee for mine closure obligations (Note 16), as well as $25 (December 31, 2013 - $25) in the form of credit card collateral. The amount consists of two deposits maturing in less than one year, which earn interest at 1.5% per annum. These funds will be reinvested upon maturity.

10.	PLANT AND EQUIPMENT

Plant and equipment consists of:

		Heap leach	Land and	Mobile and
	Construction-	pad and	lease	field	Plant and	Other mine	Other
	in-Process	ponds	permits	equipment	equipment	assets	assets	Total
Costs
December 31, 2013	$6,929	$113,598	$12,502	$5,746	$26,981	$19,152	$1,556	$186,464
Additions and
reclassifications	7,581	12,084	909	316	(1,188)	2,367	(645)	21,424
June 30, 2014	$14,510	$125,682	$13,411	$6,062	$25,793	$21,519	$911	$207,888

Accumulated amortization
December 31, 2013	$-	$(39,927)	$-	$(947)	$(12,142)	$(1,671)	$(383)	$(55,070)
Amortization	-	(9,187)	-	(312)	(1,680)	(896)	(17)	(12,092)
June 30, 2014	$-	$(49,114)	$-	$(1,259)	$(13,822)	$(2,567)	$(400)	$(67,162)

Net book value
December 31, 2013	$6,929	$73,671	$12,502	$4,799	$14,839	$17,481	$1,173	$131,394
June 30, 2014	$14,510	$76,568	$13,411	$4,803	$11,971	$18,952	$511	$140,726

Other mine assets consist of the camp office and accommodation, as well as the Yamobamba power station.
Other assets consist of office equipment and leasehold improvements.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

11.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

The La Arena Project is wholly-owned by La Arena and consists of 44 mining concessions totaling approximately 20,673 hectares located about 480km north-northwest of Lima, Peru.

The La Arena Project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide project (“Phase II”). The Company is mining the gold oxide deposit.

Mineral property expenditures are:

		Phase I		Phase II
		Accumulated
	Cost	amortization	Net	Cost	Total
December 31, 2012	$16,948	$(6,776)	$10,172	$70,367	$80,539
Development costs	-	-	-	18,449	18,449
Asset retirement obligation (Note 16)	5,178	-	5,178	-	5,178
Amortization	-	(4,865)	(4,865)	-	(4,865)
December 31, 2013	$22,126	$(11,641)	$10,485	$88,816	$99,301
Development costs	-	-	-	2,514	2,514
Amortization	-	(1,215)	(1,215)	-	(1,215)
June 30, 2014	$22,126	$(12,856)	$9,270	$91,330	$100,600

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	June 30, 2014	December 31, 2013
Trade payables (a)	$21,946	$40,204
Margin account payable (b)	13,735	-
Salaries payable	637	1,150
Bonus payable (c)	964	251
Vacation payable	1,272	1,529
Workers’ profit share payable	5,045	10,612
National pension payable	1,668	453
Payroll tax payable	275	549
Other payables	284	1,078
Current accounts payable and accrued liabilities	45,826	55,826
Long-term bonus payable (c)	1,500	3,001
Total accounts payable and accrued liabilities	$47,326	$58,827

None of the accounts payable and accrued liabilities are interest bearing.

a.

Substantially all of the trade payables relate to mining and development and construction activities. Trade payables are normally settled within 30 days. Vacation payable is paid when requested by an employee.

b.	The margin account payable relates to the acquisition of the Sulliden shares and was repaid on July 10, 2014 (see note 7(a) and 22(c)).

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

c.	The long-term bonus payable has been discounted using a period of 4 years and a discount rate of 7.95%, and is due in 2017.

13.	INCOME TAXES PAYABLE

Taxes payable consist of the following:

	June 30, 2014	December 31, 2013
Special mining tax	$1,246	$478
Royalty	1,579	860
Income tax	(609)	1,862
	$2,216	$3,200

Income taxes payable consists of the income tax obligation arising from taxes and a royalty imposed by Peruvian tax authorities, less tax instalments paid during the year and recognition of an increase in the deferred tax asset. The Company has obtained legal and other independent advice in determination of its tax liability. There can be no assurance that the tax authority will concur with such determination and may assess the Company for additional taxes.

During the six months ended June 30 2014, the following tax payments were made:

	Related to 2013	Related to 2014	Total
Special mining tax	$503	$664	$1,167
Royalty	$858	$667	$1,525
Income tax	$3,987	$14,248	$18,235
	$5,348	$15,579	$20,927

During the three months ended June 30 2014, the following tax payments were made:

	Related to 2013	Related to 2014	Total
Special mining tax	$1	$664	$665
Royalty	$3	$667	$670
Income tax	$13	$7 955	$7,968
	$17	$9,286	$9,303

14.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

In 2011, the Company received $50,000 under a Gold Prepayment Agreement (“Prepayment”) and simultaneously entered into an off take agreement – the Gold Purchase Agreement (“Purchase Agreement”). The proceeds of the Prepayment were to partially fund development of Phase I. The Purchase Agreement includes a derivative liability (written option). An option pricing model that considers gold volatility is used to estimate the fair value of the derivative liability. Drawdowns of the Prepayment were initially apportioned to derivative liability based on estimated fair value with the residual amount allocated to deferred revenue.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

a.	Deferred revenue is a current obligation and is comprised of:

Balance, December 31, 2013	$8,040
Deliveries to recognize deferred revenue	(5,743)
Balance, June 30, 2014	$2,297

Under the Prepayment the Company is committed to deliver a notional amount of 1,941 ounces of gold each month until October 2014. Once the accumulated monthly deliveries total 61,312 notional ounces of gold, the Prepayment is settled. The actual monthly delivery of gold ounces may vary by 5 per cent from 1,941 ounces for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 and $950 per ounce. At a price of $1,450 or more the monthly delivery would be 85 per cent of 1,941 ounces and 115 per cent of 1,941 ounces if the price of gold was $950 or less. The ounces of gold to be delivered are as follows:

Remaining committed
Gold price per ounce	ounces at June 30, 2014
$950 or lower	4,463
$950 to $1,050	4,269
$1,050 to $1,150	4,075
$1,150 to $1,250	3,881
$1,250 to $1,350	3,687
$1,350 to $1,450	3,493
$1,450 or higher	3,299

At June 30, 2014, the price of gold was $1,315 per ounce. At that price there would be 3,687 ounces to be delivered by October 2014. The Company may prepay gold ounces remaining to be delivered under the Prepayment, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. The remaining committed ounces were settled on July 14, 2014 (see note 22 (d)).

The Company may prepay gold ounces remaining to be delivered under the Prepayment, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. In April 2013, the Company made a one-time cash payment of $10,057 to settle 7,882 notional ounces to be delivered under the Prepayment. The price per ounce embedded in the Prepayment is lower than the price of gold when the cash payment was made. Therefore, only the price per ounce embedded in the Prepayment can be recognized as a deferred revenue fulfillment. The cash delivery of $10,057 drew down the deferred revenue balance by $4,630. The remaining $5,427 was recorded as a loss on the settlement of the Prepayment.

b.	Derivative liability is a current obligation and consists of:

Balance, December 31, 2013	$734
Change in fair market value of derivative liability	(551)
Balance, June 30, 2014	$183

Under the Purchase Agreement the Company granted an option that allows the holder to purchase gold produced from two oxide pits up to an estimated amount of 634,000 ounces. At June 30, 2014 the remaining number of ounces available for purchase, net of estimated deferred revenue obligations, was approximately 55,000 ounces. The option holder may elect to pay one of either the London Gold Market AM Fixing Price or the Comex (1st Position) Settlement Price over predetermined periods of time. The option holder’s election represents an

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

embedded derivative and is accounted for as a written call option. Changes in the fair value of the liability are reflected in profit or loss.

15.	SHORT-TERM DEBT

The $3,000 debt bears interest at 3-month LIBOR plus 6 per cent compounded annually (6.23% as at June 30, 2014). The debt matures in October 2014. As security for the Prepayment and the $3,000 loan, the Company granted a charge over its shares of La Arena and substantially all of the Company’s assets. Interest accrued on the loan amounted to $539 at June 30, 2014 (December 31, 2013 - $446). The debt was repaid in full on July 11, 2014 (see note 22(e)).

16.	ASSET RETIREMENT OBLIGATION

Asset retirement obligation consists of:

	June 30, 2014	December 31, 2013
Opening balance	$22,728	$16,921
Accretion expense	795	1,547
Reclamation spending	(69)	(918)
Adjustment due to timing of expenditures and change in discount rate	-	5,178
	$23,454	$22,728

The Company’s original reclamation and closure plan for the La Arena Gold Mine was filed with the Ministry of Energy and Mines in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38,100, which when discounted resulted in an asset retirement obligation of $16,921 as at December 31, 2012.

A discount rate of 7.0% has been used to estimate future costs at December 31, 2013. As at December 31, 2012, the rate was 10.25%. The decrease in the rate was due to a reassessment of the liability specific risk. This, combined with an adjustment of the expected timing of certain future expenditures due to a revised mine closure plan resulted in a net increase to the Asset Retirement Obligation of $5,178, and a corresponding increase to Phase I Mineral Properties (Note 11). The Asset Retirement Obligation is continuously reviewed and therefore figures are subject to change.

The carrying value of the obligation is increased by periodic accretion charges reflected within profit and loss. The Company posted a letter of credit, which at June 30, 2014 is in the amount of $8,000 as a partial guarantee of its closure obligations. Reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. To date, $1,753 has been spent on reclamation activities.

17.	EQUITY

a.	Share capital

Authorized share capital consists of an unlimited number of common shares of which 177,067,682 were issued and outstanding at June 30, 2014 (December 31, 2013 – 176,767,682). The Company also has authorized an unlimited number of preferred shares of which none have been issued.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The Company issued 300,000 common shares during the six months ended June 30, 2014 upon the exercise of options as set out in (b) below.

b.	Share-based payments

The Company’s stock option plan authorizes the directors to grant options to executive officers, directors, employees and consultants enabling them to acquire from treasury up to that number of shares equal to 10 per cent of the issued and outstanding common shares of the Company.

The exercise price of options granted is determined by the directors, subject to regulatory approval, if required. Options may be granted for a maximum term of 10 years and vest as determined by the board of directors. The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted. Vesting periods range from immediate vesting to vesting over a 3-year period.

Stock option transactions are summarized as follows:

		Weighted Average
	Number of Options	Exercise Price
	(000’s)	(CDN$/option)
Outstanding, December 31, 2013	7,952	$2.64
Exercised	(300)	0.30
Outstanding, June 30, 2014	7,652	$2.73
Options exercisable, June 30, 2014	5,674	$2.61

Proceeds from the exercise of options were $23 and $82 during the three and six months ended June 30, 2014. Proceeds from the exercise of options were $16 and $52 during the three and six months ended June 30, 2013.

Stock options outstanding at June 30, 2014 were:

	Options outstanding				Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Options	price (CDN$/	remaining life	Options	price (CDN$/	remaining life
	(000’s)	option)	(months)	(000’s)	option)	(months)
$0.25 - $0.70	341	$0.30	4	341	$0.30	4
$1.25 - $1.50	460	$1.50	15	460	$1.50	15
$1.80 - $2.39	2,405	$2.01	31	1,693	$1.96	21
$3.08 - $3.75	3,846	$3.15	29	2,880	$3.16	29
$5.25 - $5.25	600	$5.25	39	300	$5.25	39
	7,652	$2.73	28	5,674	$2.61	25

The fair value of options issued to executive officers, directors and employees is measured at the grant date. The fair value of options issued to non-employees, where the fair value of the goods or services is not determinable, is measured by way of reference to the equity instruments granted and measured at the date the goods or services are rendered.

c.	Warrants

Proceeds from the conversion of warrants were $701 for the six months ended June 30, 2013. There are no remaining warrants outstanding.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

18.	SALES

Sales consist of the following:

	Three months ended June 30, 2014		Three months ended June 30, 2013
	$	ounces	$	ounces
Gold - cash sales	64,855	50,830	63,672	48,427
Gold - deferred revenue	2,297	3,687	106	152
Silver - cash sales	143	7,164	81	2,268
	67,295		63,859

	Six months ended June 30, 2014		Six months ended June 30, 2013
	$	ounces	$	ounces
Gold - cash sales	126,355	98,762	121,752	84,783
Gold - deferred revenue	5,743	9,218	106	152
Silver - cash sales	285	14,127	161	5,928
	132,383		122,019

19.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses comprise of:

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Share-based compensation	$302	$583	$603	$1,166
Salaries and bonuses	1,832	275	2,179	577
Regulatory and transfer agent fees	35	67	238	113
Professional fees	556	141	745	199
Directors’ fees	97	98	195	186
Office and miscellaneous	97	102	195	208
Travel	55	83	74	141
Investor relations	22	59	36	103
Amortization	8	8	18	17
	$3,004	$1,416	$4,283	$2,710

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets (investments in Sulliden, Duran Ventures Inc., and Santa Barbara Resources Inc.), accounts payable and accrued liabilities, due to related parties, debt and the derivative liability.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, debt and due to related parties are classified as other financial liabilities. Other financial assets and derivative liability are classified as fair value through profit or loss.

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can assess at the measurement date;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The following table shows the Levels within the hierarchy of financial assets and liabilities measured at fair value on a recurring basis at June 30, 2014:

As at June 30, 2014	Note	Level 1	Level 2	Level 3	Total
Financial assets
Shares of Sulliden	7	$34,858	$-	$-	$34,858
Shares of Duran	7	70	-	-	70
Shares of Santa Barbara	7	70	-	-	70
Warrants of Duran	7	-	-	8	8
Total financial assets		34,998	-	8	35,006

Derivative liability	14	-	-	183	183
Total financial liability		-	-	183	183
Net fair value		$34,998	$-	$(175)	$34,823

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the ongoing capital and operating requirements. At June 30, 2014, the Company’s working capital of $69,593 was sufficient to meet its short-term business requirements.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

The Company’s maximum exposure to credit risk is as follows:

	June 30, 2014	December 31, 2013
Cash and cash equivalents	$29,187	$27,077
Restricted cash	5,039	4,027
Accounts receivable	1,141	30,197
	$35,367	$61,301

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in United States dollars. Fluctuations of the operating currencies in relation to the United States dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company’s financial assets and liabilities as at June 30, 2014 are denominated in United States, Canadian dollars and Sol set out in the following table:

	United States Dollar	Canadian Dollar	Peruvian Nuevo Sol	Total
Financial assets
Cash and cash equivalents	$27,422	$330	$1,435	$29,187
Accounts receivable	294	32	815	1,141
	$27,716	$362	$2,250	$30,328
Financial liabilities
Accounts payable and accrued liabilities	1,705	14,193	31,428	47,326
Net financial assets (liabilities)	$26,011	$(13,831)	$(29,178)	$(16,998)

The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Sol exchange rate. As of June 30, 2014, a 10 per cent appreciation of the Canadian dollar relative to the US dollar would have decreased net financial assets by approximately $1,383. A 10 per cent depreciation of the US dollar relative to the Canadian dollar would have had the equal but opposite effect. A 10 per cent appreciation of the Sol relative to the US dollar would have decreased net financial assets by approximately $2,918 and a 10 per cent depreciation of the Sol would have had an equal but opposite effect.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. The Company’s short-term debt bears interest at Libor + 6% (Note 15). The Company is subject to Libor rate fluctuations. On July 11, 2014, the Company paid back the short-term debt of $3,000 plus accrued interest of $584.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

In July 2014, the Company received funds of $35 million from Banco de Credito Peru, in conjunction with the $50 million letter of credit agreement signed on June 13, 2014. The loan has a one-year term and bears interest at libor plus 2.60%. The funds will be used for working capital.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price. A 10 per cent increase in the price of gold would result in a $18 increase to the derivative liability and a 10 per cent decrease in the price of gold would have an equal but opposite effect.

21.	SEGMENT REPORTING

The Company has three operating segments in three geographic areas - mining, acquisition and development of mineral properties, in Latin America, the corporate office in Canada and a self-insurance company in Barbados.

The Company’s revenue is generated in Peru. Segmented disclosure and Company-wide information is as follows:

				As at June 30, 2014
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$100,600	$-	$100,600
Plant and equipment, net	48	140,678	-	140,726
Other assets	29,585	101,444	2,593	133,622

Total assets	$29,633	$342,722	$2,593	$374,948

	Canada	Peru	Barbados	Total
Accounts payable and accrued liabilities	$15,719	$31,429	$178	$47,326
Taxes payable	-	2,216	-	2,216
Deferred revenue	2,297	-	-	2,297
Derivative liability	183	-	-	183
Debt	3,539	-	-	3,539
Asset retirement obligation	-	23,454	-	23,454

Total liabilities	$21,738	$57,099	$178	$79,015

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

			As at December 31, 2013
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$99,301	$-	$99,301
Plant and equipment, net	68	131,326	-	131,394
Other assets	312	118,327	9,282	127,921

Total assets	$380	$348,954	$9,282	$358,616

	Canada	Peru	Barbados	Total
Accounts payable and accrued liabilities	$3,582	$55,167	$78	$58,827
Taxes payable	-	3,200	-	3,200
Deferred revenue	8,040	-	-	8,040
Derivative liability	734	-	-	734
Debt	3,446	-	-	3,446
Asset retirement obligation	-	22,728	-	22,728

Total liabilities	$15,802	$81,095	$78	$96,975

		For the three months ended June 30, 2014
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$67,295	$-	$67,295
Cost of sales	-	(31,180)	-	(31,180)
Amortization	-	(6,844)	-	(6,844)
General and administrative expenses	(3,004)	-	-	(3,004)
Exploration and evaluation expense	(1,364)	-	-	(1,364)
Unrealized gain on derivative liability	252	-	-	252
Accretion of asset retirement obligation	-	(397)	-	(397)
Foreign exchange loss	(245)	(133)	-	(378)
Captive insurance expenses	-	-	(167)	(167)
Other gain (loss)	92	(23)	-	69
Provision for income taxes	-	(9,132)	-	(9,132)

Net income (loss)	$(4,269)	$19,586	$(167)	$15,150

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

		For the three months ended June 30, 2013
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$63,859	$-	$63,859
Cost of sales	-	(36,712)	-	(36,712)
Amortization	-	(5,671)	-	(5,671)
General and administrative expenses	(1,383)	(33)	-	(1,416)
Exploration and evaluation expense	(67)	(1,961)	-	(2,028)
Unrealized gain on derivative liability	279	-	-	279
Loss on settlement on Prepayment	(5,427)	-	-	(5,427)
Accretion of asset retirement obligation	-	(386)	-	(386)
Foreign exchange loss	(21)	(3,176)	-	(3,197)
Captive insurance expenses	-	-	(173)	(173)
Other gain (loss)	(66)	160	-	94
Provision for income taxes	-	(12,451)	-	(12,451)

Net income (loss)	$(6,685)	$3,629	$(173)	$(3,229)

			For the six months ended June 30, 2014
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$132,383	$-	$132,383
Cost of sales	-	(66,118)	-	(66,118)
Amortization	-	(14,612)	-	(14,612)
General and administrative expenses	(4,283)	-	-	(4,283)
Exploration and evaluation expense	(1,943)	-	-	(1,943)
Unrealized gain on derivative liability	551	-	-	551
Accretion of asset retirement obligation	-	(795)	-	(795)
Foreign exchange loss	(249)	(364)	-	(613)
Captive insurance expenses	-	-	(289)	(289)
Other loss	-	(23)	-	(23)
Provision for income taxes	-	(17,199)	-	(17,199)

Net income (loss)	$(5,924)	$33,272	$(289)	$27,059

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

			For the six months ended June 30, 2013
	Corporate	Mine	Insurance	Total
		Operations
Sales	$-	$122,019	$-	$122,019
Cost of sales	-	(65,905)	-	(65,905)
Amortization	-	(16,670)	-	(16,670)
General and administrative expenses	(2,677)	(33)	-	(2,710)
Exploration and evaluation expense	(617)	(3,135)	-	(3,752)
Unrealized gain on derivative liability	1,012	-	-	1,012
Loss on settlement on Prepayment	(5,427)	-	-	(5,427)
Accretion of asset retirement obligation	-	(773)	-	(773)
Foreign exchange loss	(63)	(3,162)	-	(3,225)
Captive insurance expenses	-	-	(342)	(342)
Other gain (loss)	(67)	160	-	93
Provision for income taxes	-	(19,465)	-	(19,465)

Net income (loss)	$(7,839)	$13,036	$(342)	$4,855

22.	SUBSEQUENT EVENTS

a.

On August 5, 2014 the Company issued 153,406,390 common shares to acquire every outstanding Sulliden Gold Corporation Ltd. (“Sulliden”) common share on the basis of 0.525 of a Rio Alto common share per each Sulliden common share (the "Exchange Ratio"), which combines their respective businesses (the “Transaction”). In addition, as part of the Transaction, Sulliden shareholders received 0.10 of a common share in a newly incorporated company ("SpinCo") for each Sulliden common share held. SpinCo holds Sulliden’s 100% interest in the East Sullivan Property in Val-d’Or, Quebec and is capitalized with approximately CDN$25 million in cash from Rio Alto. The Company also reserved 20,905,870 shares related to new options and warrants issued to purchase Rio Alto common shares issued to former Sulliden option and warrant holders.

There were 10,995,758 new options issued at a weighted average conversion price of CDN$1.33. The new options are as follows:

		Weighted
Number of	Number of	Average Exercise
Options	Underlying Shares	Price (C$)	Date of Expiry
1,333,500	1,333,500	$0.73	August 23, 2015
105,000	105,000	$0.80	November 20, 2014
1,260,000	1,260,000	$0.89	November 18, 2014
865,883	865,883	$0.94	December 14, 2017
525,000	525,000	$0.96	February 5, 2018
26,250	26,250	$1.02	February 8, 2018
1,236,900	1,236,900	$1.43	September 12, 2018
10,500	10,500	$1.43	September 14, 2017
52,500	52,500	$1.50	November 8, 2015
1,643,250	1,643,250	$1.51	November 19, 2015
1,983,975	1,983,975	$1.52	January 11, 2017
1,832,250	1,832,250	$1.87	July 20, 2016
42,000	42,000	$2.32	January 18, 2016
78,750	78,750	$2.35	January 26, 2016
10,995,758	10,995,758	$1.33

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

In addition, on August 5, 2014 there were 9,910,112 warrants issued at a conversion price of CDN$1.31 per warrant that expire April 12, 2015.

b.	Subsequent to June 30, 2014, the Company received $11 on pursuant to the exercise of 40,000 options.

c.	On July 10, 2014, the Company repaid the margin account of CDN$14,663.

d.	On July 14, 2014, the Company delivered the final 3,881 notional ounces of gold to settle the Prepayment.

e.	On July 11, 2014, the Company paid back the short-term debt of $3,000 plus accrued interest of $584.

f.

In July 2014, the Company received funds of $35 million from Banco de Credito Peru, in conjunction with the $50 million letter of credit agreement signed on June 13, 2014. The loan has a one-year term and bears interest at libor plus 2.60%. The funds will be used for working capital. The security interest on the shares of the Company's Empresa de Energia Yamobamba SAC and the rights of recovery and future flows derived from concentrates of minerals or other product sales guarantee the loan.